Exhibit 99.1

Fresenius Medical Care AG
Hof (Saale)

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Invitation to the Annual General Meeting

We hereby invite our shareholders to the Annual General Meeting of Fresenius Medical Care AG (hereinafter also “Company”). The General Meeting will be held as an in-person meeting on Thursday, 21 May 2026, at 10:00 hours Central European Summer Time (CEST) at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to Sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2025

The aforementioned documents are available from the time the General Meeting is convened on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

The aforementioned documents will also be available for inspection by shareholders at the General Meeting and will be explained in more detail there.

The Supervisory Board has approved the annual financial statements and the consolidated financial statements prepared by the Management Board. Therefore, the annual financial statements are adopted in accordance with Section 172 German Stock Corporation Act (Aktiengesetz – “AktG”). In accordance with statutory provisions, there will therefore be no resolution in respect of this agenda item.

2.	Resolution on the allocation of distributable profit

The Management Board and the Supervisory Board propose to allocate the distributable profit of Fresenius Medical Care AG for fiscal year 2025 as reported in the annual financial statements as follows:

Payment of a dividend of EUR 1.49 for each of the 279,288,885 shares entitled to dividend	EUR	416,140,438.65
Profit carried forward to new account	EUR	2,184,449,959.15
Distributable profit	EUR	2,600,590,397.80

The proposal for the allocation of distributable profit takes into account the 14,124,564 treasury shares held directly or indirectly by the Company on 31 December 2025, which are not entitled to dividend in accordance with Section 71b AktG. As the number of shares of the Company entitled to dividend for fiscal year 2025 will change until the General Meeting due to the ongoing share buyback program, the General Meeting will be presented with a proposal that will be adjusted accordingly with an unchanged dividend of EUR 1.49 for each share entitled to dividend and accordingly adjusted amounts for the dividend sum and the profit carried forward to new account.

Payment of the dividend is due on 27 May 2026.

3.	Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2025

The Management Board and the Supervisory Board propose to approve the actions of the members of the Management Board of Fresenius Medical Care AG in fiscal year 2025.

4.	Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for fiscal year 2025

The Management Board and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of Fresenius Medical Care AG in fiscal year 2025.

5.	Election of the auditor and group auditor for fiscal year 2026, the auditor of the sustainability reporting for fiscal year 2026 as well as the auditor for the potential review of the half-year financial report for fiscal year 2026 and other interim financial information

The Supervisory Board – based on the recommendation of its Audit Committee (Prüfungsausschuss) – proposes to resolve as follows:

5.1	PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is elected

–	as auditor and group auditor for fiscal year 2026,

–	as auditor for the potential review of the half-year financial report and other interim financial information for fiscal year 2026 prepared after the Annual General Meeting 2026, and

–	as auditor for the potential review of interim financial information for fiscal year 2027 prepared prior to the Annual General Meeting 2027.

The Audit Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Art. 16(6) of the Regulation (EU) No. 537/2014 of the European Parliament and the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC (EU Statutory Audit Regulation) has been imposed upon it.

5.2	PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is elected as auditor of the sustainability reporting for fiscal year 2026.

The auditor of the sustainability reporting is elected as a matter of precaution in case the German legislator, in implementing Art. 37 of the Directive 2006/43/EC of the European Parliament and of the Council of 17 May 2006 (EU Statutory Audit Directive) in the version of the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 on corporate sustainability reporting (EU Corporate Sustainability Reporting Directive), should require an explicit election of this auditor by the General Meeting, i.e., the German implementation law should not provide for the audit of the sustainability reporting by the (statutory) auditor anyway.

6.	Resolution on the approval of the compensation report for fiscal year 2025

The Management Board and the Supervisory Board of listed companies must annually prepare a compensation report in accordance with Section 162 AktG and submit the compensation report to the General Meeting for approval pursuant to Section 120a(4) AktG.

The compensation report of the Company for fiscal year 2025 was reviewed by the auditor pursuant to Section 162(3) AktG to determine whether the statutorily required disclosures pursuant to Section 162(1) and (2) AktG were made. In addition to the statutory requirements, the content of the compensation report was also reviewed by the auditor on a voluntary basis. A corresponding auditor’s report on the compensation report is attached to the compensation report.

The compensation report for fiscal year 2025 including the auditor’s report is available on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

and will continue to be available there during the General Meeting.

The Management Board and the Supervisory Board propose to approve the compensation report for fiscal year 2025, prepared and audited in accordance with Section 162 AktG.

7.	Resolution on the authorization to purchase and use treasury shares pursuant to Section 71(1) No. 8 AktG and on the exclusion of subscription rights

The authorization granted by the Annual General Meeting on 20 May 2021, and by the Extraordinary General Meeting on 14 July 2023, to purchase and use treasury shares for specific purposes ends upon the expiration of 19 May 2026. In order to enable the Company to purchase and use treasury shares also in the future, this authorization shall be renewed for a period of five further years in accordance with the well-established practice of large listed companies.

The Management Board and the Supervisory Board therefore propose the following resolution:

a)	The Company is authorized until the expiration on 20 May 2031 to purchase treasury shares up to a maximum amount of 10% of the share capital existing at the time of this resolution. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to Sections 71a et seqq. AktG, must at no time exceed 10% of the share capital. The authorization must not be used for the purpose of trading in treasury shares.

b)	Subject to the decision of the Management Board, the purchase will be effected either (i) on the stock exchange or via a multilateral trading facility within the meaning of Section 2(6) German Stock Exchange Act (Börsengesetz – “BörsG”) (“MTF”) or (ii) by way of a public tender offer respectively a public invitation to shareholders to submit an offer for sale.

aa)	If and to the extent shares are purchased on the stock exchange or an MTF, the share price paid by the Company (not including incidental acquisition costs) must not be more than 10% above or more than 20% below the market price for shares of the Company of the same class determined by the opening auction in the Xetra trading system (or a comparable successor system) on the respective trading day.

bb)	If shares are acquired by way of a public tender offer or a public invitation to shareholders to submit an offer for sale, the purchase price offered or the limits of the purchase price range per share (not including incidental acquisition costs) must not be more than 10% above or more than 20% below the average trading price of shares of the same class determined by the closing auction in the Xetra trading system (or a comparable successor system) on the three stock exchange trading days preceding the date of the publication of the public tender offer or public invitation to shareholders to submit an offer for sale. If, following the announcement of a public tender offer or a public invitation to submit an offer for sale, there are significant changes in the relevant stock price, the offer or the invitation to shareholders to submit an offer for sale may be adjusted. In this case, the average trading price of the three stock exchange trading days prior to the publication of any such adjustment will be the relevant reference stock price. The public tender offer or the invitation to submit an offer for sale may provide for further conditions. If the total volume of the shares made available following a public tender offer exceeds the envisaged repurchase volume or in case of an invitation to submit an offer for sale not all such offers are accepted, the acquisition then must be effected on a pro-rata basis in accordance with the ratio of shares tendered (tender ratio). Preference may be given to accepting small quantities of up to 100 shares per shareholder.

c)	The Management Board is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any purpose legally permissible and in particular for the following purposes:

aa)	The shares may be redeemed without the redemption or its execution requiring any further resolution by the General Meeting. The redemption may be restricted to a portion of the purchased shares. The share capital shall be reduced by the amount attributable to the redeemed shares. The shares may also be redeemed in a simplified procedure without a capital reduction by way of adjusting the calculated pro-rata amount of the Company's share capital represented by the remaining non-par value shares. If the redemption is made by way of the simplified procedure, the Management Board is authorized to modify the number of the non-par value shares in the Company's Articles of Association accordingly.

bb)	The Management Board is authorized to sell treasury shares also in other ways than a sale on the stock exchange, an MTF or an offer to all shareholders, also by way of an invitation to submit an offer, provided that the shares are sold for cash and at a price that does not significantly fall short of the stock market price of shares of the Company that are subject to the same terms at the time of the sale. In this case, the total number of shares to be sold is limited to 10% of the share capital existing at the time the resolution of the General Meeting on this authorization is passed or – if the corresponding share capital is lower – at the time the authorization is exercised. If, during the term of this authorization until its utilization, other authorizations regarding the issuance or the sale of the Company's shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct, analogous or corresponding application of Section 186(3) sentence 4 AktG, such exclusion of subscription rights will be taken into account when calculating the aforementioned 10% limit.

cc)	The Management Board is furthermore authorized to sell treasury shares to third parties against contributions in kind, in particular in the context of the acquisition of companies, parts of companies or also interests in companies as well as mergers of companies and the acquisition of other assets (including receivables).

dd)	The Management Board is also authorized to award treasury shares to employees of the Company and of companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company or variable compensation components related to shares of the Company granted to employees of the Company or of companies affiliated with the Company as well as to members of the management of affiliated companies, e.g. in the context of stock option programs or employee benefit schemes.

ee)	In addition, the Management Board is authorized to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations that have been or will be issued by the Company or companies affiliated with the Company pursuant to Section 17 AktG.

d)	The Supervisory Board is authorized to use shares purchased on the basis of this or a prior authorization for the servicing of options or obligations to purchase shares of the Company or variable compensation components relating to shares of the Company which were or will be granted to members of the Management Board, e.g. in the context of stock option plans.

e)	The authorizations under lit. c) and lit. d) also include the use of shares of the Company acquired pursuant to Section 71d sentence 5 AktG.

f)	The above authorizations may be exercised once or several times, in full or in part and individually or together, while the authorizations under lit. c) bb) to ee) may also be exercised by dependent companies or companies that are majority-owned by the Company, or by third parties acting for their account or for the account of the Company.

g)	Shareholders’ subscription rights for these treasury shares are excluded insofar as these shares are used according to the aforementioned authorizations under lit. c) bb) to ee) and lit. d) or as far as this is necessary to exclude fractional amounts in case of a sale of shares to all shareholders. The above authorizations to exclude subscription rights of shareholders may only be exercised to the extent that the pro-rata amount of the overall shares excluded from subscription does not exceed 10% of the share capital at the time of the resolution of the General Meeting or at the time the authorizations are exercised. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned 10%-limit. Any right of shareholders to tender shares in the event that, in the case of a public tender offer or a public invitation to shareholders to submit an offer for sale, the number of shares tendered or offered exceeds the intended repurchase volume and acceptance takes place on a quota basis, is excluded in accordance with lit. b) bb) with regard to the preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder to the extent that this is necessary for technical processing or to avoid uneconomic numbers of residual shares.

In connection with the authorization to purchase and utilize treasury shares with the possibility to exclude subscription rights proposed under this agenda item 7, the Management Board submits under section II of this convening a written report on the reasons for which the Company shall be authorized to exclude shareholders’ subscription rights in certain cases when using treasury shares (Section 186(4) sentence 2, Section 71(1) No. 8 sentence 5 AktG). The report will be available on the Company’s website at

www.freseniusmedicalcare.com/en/agm

from the date of the notice convening the General Meeting and also during the General Meeting.

II.	Annexes and further information on the agenda items

Written report by the Management Board regarding agenda item 7

The Management Board hereinafter reports on the renewal of the authorization to purchase and use treasury shares with the possibility to exclude subscription rights as proposed under agenda item 7 of the Annual General Meeting 2026.

The existing authorization to acquire and use treasury shares of up to 10% of the share capital was resolved by the Annual General Meeting on 20 May 2021. In connection with the change in the Company’s change of legal form from a partnership limited by shares (Kommanditgesellschaft auf Aktien) into a stock corporation (Aktiengesellschaft), the Extraordinary General Meeting on 14 July 2023 resolved that this authorization, upon the effectiveness of the change of legal form, shall continue to apply in favor of the Company’s Management Board (instead of the former general partner) and the Company’s Supervisory Board (instead of the supervisory board of the former general partner) and shall be otherwise unchanged in content.

Based on the existing authorization, the Company commenced a share buyback program on 11 August 2025. Under this share buyback program, up to 29,288,814 shares of the Company may be repurchased on the stock exchange within two years after the program’s start for a total purchase price of EUR 1 billion (not including ancillary acquisition costs). The shares shall be acquired in two tranches. From 11 August 2025 up to and including 29 December 2025, the Company has acquired a total of 14,124,564 shares for a total of approximately EUR 586 million in a first tranche. From 12 January 2026 up to and including 8 May 2026, shares for a total of approximately EUR 414 million are intended to be acquired in a second tranche. The second tranche has not been completed at the time of the notice convening the General Meeting. As at 31 December 2025, the holding of treasury shares amounted to approximately 4.81% of the Company’s share capital. Further information on the share buyback program is available at:

www.freseniusmedicalcare.com/en/investors/shares/share-buy-back/

The authorization to purchase and use treasury shares granted by the Annual General Meeting on 20 May 2021, and the Extraordinary General Meeting on 14 July 2023, ends upon the expiration of 19 May 2026.

To ensure to be able to purchase and use treasury shares in the interest of the Company and its shareholders also in the future, the Management Board and the Supervisory Board propose to the General Meeting under agenda item 7 to grant a new authorization to purchase and use treasury shares. In order to ensure maximum flexibility in the handling of treasury shares, this authorization shall again be granted for a period of five years, i.e. until 20 May 2031.

The acquisition of treasury shares can be executed (i) by way of a purchase via the stock exchange or via a multilateral trading facility within the meaning of Section 2(6) BörsG (“MTF”), or (ii) by means of a public tender offer by the Company addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. In the event of the last two acquisition scenarios, the shareholders can decide themselves how many shares – and in case a price range is fixed also at what price – they want to offer to the Company. In any case, the Management Board will respect the principle of equal treatment of all shareholders provided for under German stock corporation law in accordance with Section 53a AktG when acquiring treasury shares. The proposed acquisition scenarios via the stock exchange, an MTF, a public tender offer made to all shareholders or by means of an invitation to submit offers for sale all take account of that principle.

In the event of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limits of the purchase price range per share (excluding incidental acquisition costs (Erwerbsnebenkosten)) must not be more than 10% above or more than 20% below the average trading price of shares of the Company in the Xetra trading system (or a comparable successor system) on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale. If significant changes from the relevant price occur after the publication of a tender offer or public invitation to submit an offer for sale, it will be possible to adjust the offer or invitation to submit such an offer, with such adjustment being based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment. The tender offer or invitation to submit an offer may be subject to further conditions.

If in the event of a public tender offer or an invitation to submit offers for sale the total volume of shares offered or tendered exceeds the volume of shares intended to be bought back, the Company will accept those shares on a pro-rata basis. However, it is possible to provide for a preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder. This option is designed on the one hand to avoid having small numbers of residual shares, which tend to be uneconomical and may lead to de facto discrimination against small shareholders. It also helps simplify the technical execution of the purchase process. Finally, provision is to be made in all instances to allow rounding off in accordance with proven commercial practice to avoid arithmetical fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder accepting the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to tender shares, and the Management Board is convinced that such exclusion is justified and reasonable vis-à-vis shareholders, for the reasons specified above.

The shares acquired on the basis of this or a prior authorization may be used for all purposes permitted by law, in particular for the following purposes:

The proposed authorization entitles the Management Board to partially or entirely redeem treasury shares bought back and to reduce the Company’s share capital by the amount attributable to the redeemed shares, in accordance with common practice among large, listed German companies, without a further resolution of the General Meeting being required. The shares may also be redeemed without a capital reduction pursuant to Section 237(3) No. 3 AktG (so-called simplified procedure). If the shares are redeemed without a capital reduction, the pro-rata amount of the remaining shares in terms of their share in the Company’s share capital increases (Section 8(3) AktG). In this case the Management Board shall be authorized to amend the Company’s Articles of Association to account for the modified number of non-par value shares.

Furthermore, it is intended to enable the Management Board by way of the authorization to sell treasury shares of the Company also in ways other than via the stock exchange, an MTF or by means of an offer made to all shareholders, against payment in cash and with the exclusion of subscription rights. Thus, the Company will be enabled to react swiftly and flexibly to favorable market situations. Moreover, it will be possible to attract additional domestic and foreign investors by selling shares, for example to institutional investors. To account for the protection of the shareholders from dilution, the aforementioned use pursuant to Section 186(3) sentence 4 AktG is subject to the condition that treasury shares may only be sold at a price which is not significantly lower than the relevant stock exchange price at the time when the shares are sold; in this respect, the price of sale will be finally determined immediately prior to the sale. Additionally, the permitted sales volume in this case is limited to 10% of the Company’s share capital at the effective date of the authorization or – if the share capital is lower – at the time when the authorization is exercised. The shareholders in principle have the opportunity to maintain their shareholding quota by way of a parallel acquisition of shares in the Company via the stock exchange or an MTF at comparable conditions. For the purpose of dilution protection, this authorized volume shall be reduced insofar as, during the term of this authorization, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct, analogous or corresponding application of Section 186(3) sentence 4 AktG. The German Future Financing Act (Zukunftsfinanzierungsgesetz – ZuFinG) raised the legal maximum limit for the simplified exclusion of subscription rights in Section 186(3) sentence 4 AktG from 10% to 20% of the share capital. Pursuant to Section 71(1) No. 8 sentence 5 AktG, this applies accordingly to the simplified exclusion of subscription rights to treasury shares that the Company disposes. However, the proposed resolution by the Management Board and Supervisory Board deliberately does not exploit this extended legal framework but leaves the previous maximum limit at 10% of the share capital in the interests of the shareholders.

Furthermore, it will also be possible to use treasury shares as a contribution in kind in the context of mergers and the acquisition of companies and other assets, excluding shareholders’ subscription rights. In particular in the course of mergers and acquisitions, it is not uncommon that existing shares serve as a consideration. The Company shall be enabled to benefit quickly and flexibly also from such acquisition opportunities, conserving liquidity and without having to consult the General Meeting, which is often not possible due to time constraints. Therefore, such an option of using treasury shares lies in the overall interest of the Company and its shareholders. In determining the valuation ratios, the Management Board will furthermore ensure that the interests of shareholders are reasonably safeguarded. In this regard, the Management Board will take into account the stock market price of the Company’s shares. However, a rigid link to a stock exchange price is not envisaged, for example in order to avoid that fluctuations in the stock exchange price call into question negotiation results that have already been achieved.

The authorization further provides that treasury shares can also be issued, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates, and by doing so service options or obligations to purchase shares of the Company or variable compensation components relating to shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. This authorization creates the possibility to offer the respective beneficiaries shares of the Company within the scope of share option programs or employee benefit schemes. The issue of treasury shares to employees and officers of the Company, in particular in view of long-term compensation components having the purpose of securing the Company’s sustainable success, can be in the best interest of the Company and its shareholders, since it may promote the identification of employees and officers with their company as well as the Company’s value substantially. The use of existing treasury shares instead of having to recourse to conditional capital can constitute an economically viable alternative.

The aforementioned option to use treasury shares in order to service long-term share-based compensation components excluding the subscription right of shareholders shall also be available in favor of the members of the Management Board. With a view to the allocation of competences according to German stock corporation law, the corresponding authorization to use treasury shares will, however, not be granted to the Management Board, but to the Supervisory Board.

The Management Board shall further be authorized to use treasury shares to service bonds carrying warrant or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company as defined in Section 17 AktG that exclude subscription rights according to Section 186(3) sentence 4 AktG. In order to comply with the rights resulting therefrom, it may be appropriate, considering the Company’s interests, to partially or entirely use treasury shares instead of shares resulting from a corresponding capital increase, which requires the subscription right of shareholders to be excluded.

Finally, the Management Board shall be authorized to exclude fractional amounts, if any, in an offer made to all shareholders. This is necessary for the technical processing of such an offer, in order to avoid the issue of fractions of shares. The Management Board will dispose of the shares excluded from the shareholders’ subscription right, called unassigned fractions (freie Spitzen), either by selling them via the stock exchange, an MTF or otherwise at the best possible conditions for the Company.

To further restrict the issue of shares excluded from the shareholders’ subscription right and with the intention to limit the dilution of shareholders’ influence in the best possible way, the Management Board may exercise the right to exclude subscription rights in the context of the use of treasury shares only to the extent that the pro-rata amount of these shares does not exceed 10% of the share capital at the time of effectiveness or at the time of exercise of these authorizations. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit.

The possible uses mentioned above are not limited to the Company’s treasury shares acquired on the basis of this or prior authorizing resolutions; they also apply to shares of the Company acquired pursuant to Section 71d sentence 5 AktG. In this way, additional flexibility is for precautionary reasons created in accordance with this authorizing resolution, in the best interest of the Company, also with a view to using such treasury shares which have been acquired by a subsidiary or by third parties on behalf of the Company or a subsidiary.

The Management Board will also report on every use of this new authorization.

III.	Further information and notes regarding the convening

1.	Total number of shares and voting rights

At the time of the convening of the General Meeting, the share capital of the Company is composed of 293,413,449 non-par value shares and consists solely of bearer shares, having one vote per share. Thus, the total number of shares and voting rights amounts to 293,413,449. Of these 293,413,449 non-par value shares, 14,124,564 shares were held as treasury shares from which the Company derives no rights as at 31 December 2025.

2.	Requirements for the participation in the General Meeting and the exercise of voting rights

Only those shareholders are entitled to participate in the General Meeting and to exercise their voting rights who have registered with the Company in text form in German or English by no later than the end of 14 May 2026, 24:00 hours (CEST) using one of the contact options below and have provided the Company with evidence of their entitlement to participate in the General Meeting and to exercise their voting rights:

Fresenius Medical Care AG

c/o Computershare Operations Center

80249 Munich

Germany

or by e-mail: anmeldestelle@computershare.de

As evidence of their entitlement to attend the General Meeting and to exercise their voting rights, shareholders must, by the end of 14 May 2026, 24:00 hours (CEST) at the latest, provide evidence of their shareholding issued by the ultimate intermediary, usually their depositary institution, in text form in German or English to one of the aforementioned contact options. Evidence pursuant to Section 67c(3) AktG is sufficient. The evidence of entitlement must relate to the close of business on the 22nd day prior to the General Meeting, i.e., 29 April 2026, 24:00 hours (CEST) (“Record Date”).

Admission tickets to participate in the General Meeting will be sent to eligible shareholders after the receipt of their registration and evidence of shareholding in due form and in a timely manner using one of the aforementioned contact options. Unlike the registration for the General Meeting and the evidence of shareholding, the admission tickets merely serve as organizational aids and are not required in order to participate in the General Meeting or to exercise voting rights. Most depositary institutions will ensure that admission tickets are received in good time, provided that shareholders complete the admission ticket order forms sent to them by their depositary institution and return them to their depositary institution in good time for the latter to be able to register and provide evidence of shareholding for the shareholder in good time. We ask shareholders, in their own interest, to contact their depositary institution as early as possible to ensure an early registration and a timely receipt of the admission ticket.

As regards the participation in the General Meeting and the exercise of voting rights, only those who have duly provided evidence of shareholding are considered shareholders in relation to the Company. The right of participation in the General Meeting and the extent of the voting rights are solely determined by the shareholding on the Record Date. The Record Date is not accompanied by a lock on the sale of shares, i.e., shareholders may dispose of their shares even after registration. Even a full or partial sale of the shareholding after the Record Date does not affect the right to participate and the extent of the voting rights. This also applies accordingly to the acquisition of shares after the Record Date. Persons who do not yet hold shares on the Record Date and become shareholders only thereafter are entitled to participate in the General Meeting and exercise voting rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Record Date has no relevance for dividend entitlement because this is solely linked to the shareholder status on the date of the resolution on the allocation of distributable profit by the General Meeting.

3.	Proxy voting procedure

Shareholders may also have their rights exercised at the General Meeting by a proxy, e.g., an intermediary, an association of shareholders, a proxy advisor or another person of their choice. If the shareholder authorizes more than one person, the Company may reject one or more of these. For the authorization of the voting proxies appointed by the Company who are bound by instructions, the special features described under section III.4 apply.

The granting of proxy authorization, its revocation and the proof of authorization vis-à-vis the Company must be in text form. Intermediaries as defined by Section 67a(4) AktG, associations of shareholders, proxy advisors or other persons as defined by Section 135(8) AktG, insofar as proxy authorization shall be granted to them, may require different procedures, which need to be obtained from them in each case.

The proxy authorization may be granted to the proxy or granted or proven to the Company. The proof of the authorization of a proxy may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted to the Company in advance to one of the following contact options:

Fresenius Medical Care AG

c/o Computershare Operations Center

80249 Munich

Germany

or by e-mail: anmeldestelle@computershare.de

In case the proxy authorization or the proof of the authorization of a proxy is submitted to the Company in advance to the postal address or e-mail address stated above, we for organizational reasons ask for a corresponding submission by 20 May 2026, 24:00 hours (CEST).

The submission may also be made via electronic communication using the password-protected authorization and instruction system (Shareholder Portal) in accordance with the explanations under section III.5.

This does not affect the possibility of granting proxy authorization to a third party at the General Meeting on site.

In order to allow a clear allocation of the proxy authorization, please state the full name or company, place of residence or business address, and admission ticket number of the shareholder.

After registration has been completed, the Company will provide a form that can be used to grant proxy authorization together with the admission ticket. A corresponding form for granting proxy authorization can also be downloaded from the Company’s website at:

www.freseniusmedicalcare.com/en/agm

If the Company receives divergent declarations in connection with the granting or revocation of a proxy authorization by different means of transmission and if the Company cannot identify which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) authorization and instruction system for the General Meeting (Shareholder Portal), (2) pursuant to Section 67c(1) and (2) sentence 3 AktG in conjunction with Art. 2(1) and (3) and Art. 9(4) of the Implementing Regulation (EU) 2018/1212, (3) e-mail, and (4) paper form.

Registration and evidence of shareholding in due form and in a timely manner in accordance with the above provisions are also required in case a proxy authorization is granted (see section III.2, “Requirements for the participation in the General Meeting and the exercise of voting rights”). This does not preclude the granting of a proxy authorization after registration and providing evidence of shareholding.

4.	Voting procedure for proxies appointed by the Company and bound by instructions

The Company also offers its shareholders or their proxies the opportunity to be represented by proxies appointed by the Company and bound by instructions. The proxies appointed by the Company are employees of the Company or of an affiliated company of the Company who vote on the individual agenda items in accordance with the instructions given to them based on authorizations by shareholders or their proxies. These proxies appointed by the Company must be granted proxy authorization in text form as well as explicit instructions for the exercise of voting rights. The proxies appointed by the Company will not exercise the voting rights at their own discretion but exclusively on the basis of the instructions given by the shareholder or the shareholder’s proxy. If no explicit and unambiguous instructions have been given, the proxies appointed by the Company will abstain from voting on the relevant agenda items. If an individual vote is to be taken on an agenda item without this having been communicated in advance of the General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote. The proxies appointed by the Company will not accept any instructions to speak, ask questions, propose motions, submit election proposals or make statements for the record, either in the run-up to the General Meeting or during the General Meeting, nor will they exercise any other shareholder rights.

After registration has been completed, the Company will provide a form together with the admission ticket that can be used to grant proxy authorization and issue instructions. A corresponding form for granting proxy authorization and issuing instructions can also be downloaded from the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Proxy authorization including voting instructions for the proxies appointed by the Company may already be submitted to the Company prior to the General Meeting. In this case, proxy authorization and voting instructions must be received by the Company for organizational reasons by 20 May 2026, 24:00 hours (CEST) at one of the following contact options:

Fresenius Medical Care AG

c/o Computershare Operations Center

80249 Munich

Germany

or by e-mail: anmeldestelle@computershare.de

The submission may also be made via electronic communication using the password-protected authorization and instruction system (Shareholder Portal) in accordance with the explanations under section III.5.

This does not preclude the possibility to grant proxy authorization to the proxies appointed by the Company and to give them instructions at the General Meeting until the beginning of voting.

The authorization of proxies appointed by the Company does not preclude a personal participation in the General Meeting. If a shareholder wishes to participate and exercise his or her shareholders’ rights in person or via another proxy despite having authorized the proxies appointed by the Company, participation in person or via such other proxy is deemed a revocation of the proxy authorization granted to the proxies appointed by the Company.

If the Company receives divergent declarations in connection with the granting or revocation of a proxy authorization or instructions by different means of transmission and if the Company cannot identify which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) authorization and instruction system for the General Meeting (Shareholder Portal), (2) pursuant to Section 67c(1) and (2) sentence 3 AktG in conjunction with Art. 2(1) and (3) and Art. 9(4) of the Implementing Regulation (EU) 2018/1212, (3) e-mail, and (4) paper form.

Registration and evidence of shareholding in due form and in a timely manner in accordance with the provisions stated above are also required in case a proxy authorization is granted to the proxies appointed by the Company (see section III.2, “Requirements for the participation in the General Meeting and the exercise of voting rights”).

5.	Electronic transmission of proxy authorization and instructions, revocation of proxy authorizations and proof of authorization (Shareholder Portal)

Proxy authorizations and instructions, the revocation of proxy authorizations and proof of authorization can until 20 May 2026, 24:00 hours (CEST) – subject to technical availability – also be transmitted electronically to the Company via an internet-based authorization and instruction system (“Shareholder Portal”). Shareholders who have properly registered and properly provided evidence of their shareholding can access this password-protected Shareholder Portal expected to be accessible from 30 April 2026 on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Further information and deadlines for using the Shareholder Portal can also be found there. Access to the password-protected Shareholder Portal requires the entry of access data, which will be sent to shareholders or their proxies with the admission ticket after proper registration and provision of evidence of shareholding.

6.	Information on shareholders’ rights pursuant to Section 122(2), Section 126(1), Section 127, Section 131(1) AktG

a)	Supplements to the agenda at the request of a minority according to Section 122(2) AktG

Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares) can request, according to Section 122(2) AktG, that items be placed on the agenda and be published. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the General Meeting in writing; the day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 20 April 2026, 24:00 hours (CEST).

Applicants must provide evidence that they have held the minimum quantity of shares for at least 90 days prior to the day of the receipt of the supplemental request by the Company and that they hold the shares until the decision of the Management Board on the supplemental request (Section 122(2), (1) sentence 3 AktG). When calculating the shareholding period, Section 70 AktG must be observed.

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG

– Vorstand –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany

Unless made public with the invitation of the General Meeting, supplements to the agenda that are required to be published are published without undue delay upon receipt of the supplemental request in the German Federal Gazette (Bundesanzeiger). In addition, such requests are made accessible to shareholders on the Company’s website at

www.freseniusmedicalcare.com/en/agm

without undue delay and communicated pursuant to Section 125(1) sentence 3 AktG.

b)	Motions and election proposals by shareholders according to Section 126(1), Section 127 AktG

Prior to the General Meeting shareholders may submit countermotions regarding proposals made by the Management Board and/or the Supervisory Board on specific agenda items as well as election proposals to the Company. Countermotions and election proposals to be made available which are received by the Company at least 14 days before the General Meeting, not including the day of receipt and the day of the General Meeting, i.e., no later than 6 May 2026, 24:00 hours (CEST), using one of the contact options below, will be made available to the other shareholders, including the name of the shareholder and any reasons, on the Company’s website at www.freseniusmedicalcare.com/en/agm.

Any comments of the management of the Company on countermotions or election proposals will also be published under the aforementioned website.

Countermotions and election proposals must be sent exclusively to one of the following contact options:

Fresenius Medical Care AG

– Investor Relations –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany

or by e-mail: hauptversammlung@freseniusmedicalcare.com

Countermotions or election proposals addressed elsewhere will not be considered.

A countermotion and any reasons given do not need to be made accessible under the prerequisites of Section 126(2) sentence 1 AktG. Pursuant to Section 126(2) sentence 2 AktG, any reasons for a countermotion also do not need to be made available if they amount to more than 5,000 characters in total. Section 126 AktG applies mutatis mutandis to election proposals of a shareholder pursuant to Section 127 AktG. In addition, the Management Board is not obligated to publish an election proposal pursuant to Section 127 sentence 3 AktG if such election proposal fails to contain the information required by Section 124(3) sentence 4 AktG and Section 125(1) sentence 5 AktG.

c)	Right to information pursuant to Section 131(1) AktG

Upon request pursuant to Section 131(1) AktG, each shareholder shall in the General Meeting be provided with information on the affairs of the Company by the Management Board including the legal and business relationships of the Company with affiliated companies and about the situation of the group and the companies included in the consolidated financial statements. This applies only to the extent that the information is necessary for a proper evaluation of an item on the agenda. The Management Board may refuse to provide information on the grounds listed in Section 131(3) sentence 1 AktG.

Pursuant to Section 131(2) sentence 2 AktG in conjunction with Art. 18(2) sentence 2 of the Articles of Association of the Company, the Chair of the meeting is entitled to reasonably limit the shareholders’ speaking time and the time to ask questions at the beginning or during the General Meeting, insofar as this is permitted by law.

d)	Further information on the rights of the shareholders

Further explanations of the shareholders’ rights under Section 122(2), Section 126(1), Section 127 and Section 131(1) AktG are available on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

7.	Information on the Company’s website

This invitation to the General Meeting, the documents to be made available to the General Meeting and further information in connection with the General Meeting pursuant to Section 124a AktG can be accessed via the website of the Company at

www.freseniusmedicalcare.com/en/agm

as of the convening of the General Meeting and will also be accessible there during the General Meeting.

The documents to be made available to the General Meeting will also be available for inspection by the shareholders at the General Meeting.

In addition, it is intended to publish the speech of the Chair of the Management Board on the aforementioned website of the Company prior to the General Meeting.

The voting results will also be published on the aforementioned website of the Company after the General Meeting.

8.	Audio and visual broadcast

The Chair of the meeting is expected to arrange that all shareholders of the Company and interested members of the public can follow the introductory statement of the Chair of the meeting and the speech of the Chair of the Management Board live on the internet in video and audio from 10:00 hours (CEST) on the day of the General Meeting. In this case, unrestricted access to the live broadcast will be made available via the website:

www.freseniusmedicalcare.com/en/agm

9.	Time specifications in this invitation

The time specifications in this invitation refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours.

10.	Communication via intermediaries

In accordance with Section 67c AktG in conjunction with the Implementing Regulation (EU) 2018/1212, registration for the General Meeting, evidence of shareholding, proxy authorization to third parties as well as authorization and instructions to the proxies appointed by the Company can also be transmitted to the Company via intermediaries in ISO format 20022 (e.g., SWIFT with the code: CMDHDEMMXXX) within the applicable, aforementioned deadlines. Authorization via the SWIFT Relationship Management Application (RMA) is required for the use of SWIFT communication.

Shareholders who wish to make use of this means of communication are asked to contact their respective (ultimate) intermediary, for example their custodian bank, for further details.

11.	Notice to the holders of American Depositary Receipts (ADR) regarding the General Meeting

Holders of ADR will generally submit voting instructions to The Bank of New York Mellon, in its capacity as the depositary bank, with respect to the shares represented by their ADR. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the invitation to the General Meeting and the agenda, as well as the materials referred to in the agenda, and (b) a voting instruction form. Voting instructions must be received by The Bank of New York Mellon by no later than 11 May 2026 prior to 17:00 hours (EDT) (UTC = EDT plus four hours). Persons whose ADR are held by a bank, a broker or another intermediary may be required to provide their voting instructions through their intermediaries, who will in turn forward such instructions to the depositary bank.

12.	Data protection information for shareholders and their proxies

When shareholders register for the General Meeting and exercise their shareholder rights in relation to the General Meeting or issue a proxy authorization, the Company collects personal data about the shareholders and/or their proxies in order to enable the shareholders and their proxies to exercise their rights in relation to the General Meeting. The Company processes personal data as a data controller in accordance with the provisions of the General Data Protection Regulation (“GDPR”) and all other applicable laws.

Details on the processing of personal data and the rights of shareholders and/or their proxies under the GDPR can be found on the Company’s website at:

www.freseniusmedicalcare.com/en/agm

Hof (Saale), April 2026

Fresenius Medical Care AG
The Management Board